

January 27, 2011

W. Lance Anderson
Chairman and Chief Executive Officer
NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, Missouri 64108

> **Re:** **NovaStar Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 13, 2011**
> **File No. 333-171115**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/13E-3

1. Please update your Schedule TO-I/13E-3.

Amendment No. 1 to Registration Statement on Form S-4

General

2. We note your response to prior comment 8. It appears that the Series C preferred stock is a voting security. Among other things, the holders of the Series C preferred stock are presently entitled to vote for the election of directors. Accordingly, we believe that your directors, Mr. Amster and Mr. Igdaloff, are subject to the reporting obligations of Regulation 13D with respect to the Series C preferred stock. While the staff recognizes that Mr. Amster and Mr. Igdaloff are not represented by the company or its counsel, please advise these directors to file a Schedule 13D immediately.

Elimination of Series C Preferred Stock, page 30

3.   Please disclose when payment will be made for those shares of Series C preferred stock not tendered for exchange in the Series C Offer. We may have further comment.

Background of the Series C Offer and Consent Solicitation, page 38

4.   Please disclose the projected financial results which the company considered in determining that the company is unlikely to produce cash flow before preferred dividends that exceeds the company's growing preferred dividend requirement.

5.   Similarly, please disclose the estimated value to be received from a liquidation of your assets today, and the portion of that value that you estimate would be payable to the holders of the Series C preferred stock, particularly in light of the threat of bankruptcy disclosed in the third bullet point from the top on page 48

6.   Please disclose the outside legal and accounting advisors with whom the special committee consulted.

7.   Please disclose the impact of the transaction on the potential value of the company's NOLs, liquidity, book value and earnings per share, as considered by the special committee.

Opinion of NovaStar's Financial Advisor, page 41

8.   Please provide the disclosure required by Item 1015(b)(3) and (5) of Regulation M-A.

9.   We note that Stifel relied on multiple projections and forecasts, relating to both the company and StreetLinks, when preparing its opinion. Please revise your description of the opinion analysis to disclose these projections and forecasts.

10.   Stifel's opinion speaks only as of its date, December 10, 2010. Given the passage of time and the intervening completion of a fiscal year, please advise why you believe that the opinion does not need to be updated.

11.   Please describe how the results of each analysis contributed to the conclusion that the recapitalization is fair to the holders of the company's common stock.

12.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please confirm that you have summarized all presentations or reports, both oral and written, provided by Stifel, and file any written

materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.

Findings and Conclusions of the Special Committee, page 47

13.   Please quantify the factors appearing in the first bullet point on page 47.

14.   Please remove or relocate the disclosure appearing in the second bullet point on page 47, and in the second, fourth and sixth bullet points on page 48, which relate to security holders other than holders of the Series C preferred stock.

15.   Please clarify the first bullet point on page 48.

16.   Please advise how the opinion of Stifel contributed to the fairness conclusions of the special committee and the board of directors, given that the opinion speaks only as to the fairness of the "recapitalization" to the holders of the company's common stock, and does not address the fairness of the Series C Offer to the holders of the Series C preferred stock.

Findings and Conclusions of the Board of Directors, page 49

17.   The above comments relating to the findings and conclusions of the special committee pertain equally to the findings and conclusions of the board of directors. Please revise this section accordingly.

Vote Required to Approve Consent Solicitation, page 53

18.   You state that the affirmative vote of a majority of all shares entitled to vote, including your common stock and Series D preferred stock, is required to approve the consent solicitation. However, you do not appear to be seeking the consent of holders of your common stock or Series D preferred stock with respect to these matters. Please advise, or revise your disclosure.

Withdrawal Rights, page 58

19.   We reissue prior comment 22. Include a placeholder for the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3503.

Sincerely,

Tom Kluck
Legal Branch Chief